Exhibit 24(c)2

September 15, 2025

Ms. Melissa K. Caen
Southern Company Services, Inc.
30 Ivan Allen Jr. Blvd.
Atlanta, GA 30308

Ms. Caen:

    As an officer of Georgia Power Company, I hereby make, constitute, and appoint you my true and lawful Attorney in my name, place, and stead, to sign and cause to be filed with the Securities and Exchange Commission the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 and any necessary or appropriate amendment or amendments to such report, to the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025 or to the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, such reports or amendments to such reports to be accompanied in each case by any necessary or appropriate exhibits or schedules thereto.

Yours very truly,

/s/Tyler M. Cook

Tyler M. Cook